UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 3)* Staffing 360 Solutions, Inc.
(Name of Issuer) Common Stock, $0.00001 par value per share
(Title of Class of Securities) 095428108
(CUSIP Number) Jackson Investment Group, LLC 2655 Northwinds Parkway Alpharetta, GA 30009 Attention: Dennis J. Stockwell, General Counsel 770-643-5500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) August 3, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jackson Investment Group, LLC 20-5783109
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Georgia, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 7,161,019 (1)
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 7,161,019(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,161,019 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.4%(2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Includes 4,527,537 shares which may be purchased upon exercise of that certain Warrant, dated January 26, 2017 between Jackson Investment Group, LLC and Staffing 360 Solutions, Inc., as amended by that certain Amendment 1 to Warrant Agreement, dated as of March 14, 2017 and that certain Amendment 2 to Warrant Agreement, dated as of April 5, 2017, which became exercisable on July 26, 2017 (“Amended Warrant”).
(2)	Based on 14,641,979 shares of Common Stock outstanding as of May 15, 2017, as reported in the Issuer’s Form 10-Q filed on May 16, 2017.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richard L. Jackson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF(3) PF(4)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 721
	8.	SHARED VOTING POWER 7,161,019(1)
	9.	SOLE DISPOSITIVE POWER 721
	10.	SHARED DISPOSITIVE POWER 7,161,019 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,161,740(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.4%(2)
14.	TYPE OF REPORTING PERSON (see instructions) IN; HC

(1)	Includes 4,527,537 shares which may be purchased upon exercise of the Amended Warrant, which became exercisable on July 26, 2017.
(2)	Based on 14,641,979 shares of Common Stock outstanding at May 15, 2017, as reported in the Issuer’s Form 10-Q filed on May 16, 2017.
(3)	With respect to all shares other than the 721 shares referenced in footnote 4 that are reported herein.
(4)	With respect to the 721 shares personally owned by Rick Jackson reported in lines 7 and 9 above.

EXPLANATORY NOTES

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) is being filed jointly by Jackson Investment Group, LLC (“JIG LLC”) and Richard L. Jackson and amends the statement on the Schedule 13D that was originally filed jointly by JIG LLC and Richard L. Jackson with the Securities and Exchange Commission (the “Commission”) on February 7, 2017 and was amended on March 23, 2017 and on April 7, 2017 (the “Statement”), with respect to the common stock, par value $0.00001, of Staffing 360 Solutions, Inc. (the “Company”).

This Amendment No. 3 amends the Statement as specifically set forth herein. Unless otherwise indicated herein, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Statement.

Item 3. Source or Amount of Funds or Other Consideration.

Item 3 of the Statement is hereby further amended to add the following paragraphs:

On August 3, 2017, JIG LLC acquired 160,000 shares of Common Stock as a commitment fee in connection with the acquisition by JIG LLC of a $1,600,000 subordinated secured note of the Issuer (the “August 2017 Note”). The form of the August 2017 Note is Exhibit 1 hereto and is incorporated herein by reference.

The purchase of the August 2017 Note was funded by JIG LLC through use of its working capital funds. The source of those funds was distributions or loans from a subsidiary, Jackson Healthcare Staffing Holdings, LLC, a Georgia limited liability company. The subsidiary maintains a revolving credit facility with Bank of America, N.A., and borrows under that facility from time to time to fund some of the working capital needs of its parent, JIG LLC, through distributions and loans.

Item 5. Interest in Securities of the Issuer.

The introduction of Item 5 of the Statement is hereby amended and restated in its entirety to read as follows:

The following disclosure assumes 14,641,979 shares of Common Stock are outstanding as reported in the Issuer’s Form 10-Q filed with the Commission on May 16, 2017.

Subparts (a) and (b) of Item 5 of the Statement are hereby amended and restated in their entirety to read as follows:

(a)       Pursuant to Rule 13d-3 of the Securities Exchange Act, the Reporting Persons may be deemed to beneficially own 7,161,019 shares of Common Stock, which constitutes approximately 36.4% of the outstanding shares of Common Stock (assuming the exercise in full of the Amended Warrant and other rights to acquire shares of Common Stock held by the Reporting Persons as contemplated in Rule 13d-3, excepting any Interest Conversion Shares). Of the shares deemed to be beneficially owned 4,527,537 are not outstanding and consist of shares which may be acquired by JIG LLC pursuant to the Amended Warrant at any time prior to January 25, 2022. In addition to the 7,161,019 shares referenced above, Richard L. Jackson individually and beneficially owns 721 shares of Common Stock (which together with the 7,161,019 shares constitutes 36.4% of the outstanding shares of Common Stock of the Company). With the exception of the 721 shares personally owned, Richard L. Jackson disclaims beneficial ownership of all of the shares reported to be beneficially owned by him except to the extent of his pecuniary interest therein.

(b)       The Reporting Persons share the power to vote and direct the disposition of 7,161,019 shares of Common Stock reported as being beneficially owned. Richard L. Jackson has the sole power to vote and direct the disposition of the 721 shares of Common Stock reported as being beneficially owned by him.

Subpart (c) of Item 5 is hereby further amended to add the following paragraph:

(c)       On August 3, 2017, JIG LLC acquired from the Issuer in a private transaction a $1,600,000 note of the Issuer for cash in the face amount. The August 2017 Note is more fully described in Items 3 and 6. For its commitment to acquire the Issuer’s August 2017 Note, JIG LLC received 160,000 shares of Common Stock at the closing on August 3, 2017.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is hereby further amended to add the following paragraphs:

The responses to Item 5 and Exhibits 1 through 2 are incorporated herein.

On August 3, 2017, JIG LLC entered into a financing transaction (the “August 2017 Financing”) pursuant to a Second Omnibus Amendment and Reaffirmation Agreement, dated August 2, 2017 (the “Second Omnibus Agreement”) by and among JIG LLC, the Issuer, and the following subsidiaries of the Issuer (the “Subsidiary Guarantors”): Faro Recruitment America, Inc., Monroe Staffing Services, LLC, Longbridge Recruitment 360 Limited, The JM Group (IT Recruitment) Limited, PeopleSERVE, Inc., PeopleSERVE PRS, Inc. and Lighthouse Placement Services, Inc. The form of the Second Omnibus Agreement is Exhibit 2 hereto and is incorporated herein by reference.

On August 3, 2017 (the “August Closing Date”) in accordance with the terms of the Second Omnibus Agreement, the Issuer issued to JIG LLC for an aggregate purchase price of $1,600,000: (i) the August 2017 Note in the aggregate principal amount of $1,600,000 which accrues interest at a rate of ten percent (10%) per annum and has a maturity date of October 2, 2017 and (ii) 160,000 shares of Common Stock (the “August 2017 Commitment Fee Shares”) as a commitment fee in conjunction with the financing. The Subsidiary Guarantors guaranteed to JIG LLC the prompt payment of the obligations of the Issuer owed to JIG LLC under the Second Omnibus Agreement, including the repayment of the August 2017 Note.

All accrued and unpaid interest on the August 2017 Note is payable in full on its maturity date of October 2, 2017. Neither the principal amount nor the interest on the principal amount of the August 2017 Note is convertible into shares of Common Stock. At any time during the term of the August 2017 Note, upon notice to JIG LLC, the Issuer may also, at its option, redeem all or some of the then outstanding principal of the August 2017 Note by paying to JIG LLC an amount not less than $100,000 of the outstanding principal (and in multiples of $100,000), plus any accrued but unpaid interest and other amounts due under the August 2017 Note.

The Company is obligated to register the August 2017 Commitment Fee Shares pursuant to a registration statement to be filed with the Commission.

Item 7. Material to Be Filed as Exhibits.

Item 7 of the Statement is hereby further amended to add the following exhibits:

Exhibit 1

August 2017 Note, dated August 2, 2017, by and between the Issuer and JIG LLC, incorporated herein by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K for August 7, 2017 (File No. 001-37575) filed on August 8, 2017

Exhibit 2

Second Omnibus Agreement, dated August 2, 2017, by and among the Issuer, the Subsidiary Guarantors and JIG LLC, incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K for August 7, 2017 (File No. 001-37575) filed on August 8, 2017

Exhibit 3	Joint Filing Agreement dated February 6, 2017 (attached as Exhibit 99.6 to the Schedule 13D filed by the Reporting Persons (File No. 005-86738) with the Commission on February 6, 2017 and incorporated herein by reference)

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 8, 2017

JACKSON INVESTMENT GROUP, LLC

By:	/s/ Jackson Investment Group, LLC, by Richard L. Jackson, CEO
Richard L. Jackson, Chief Executive Officer

Date: August 8, 2017

RICHARD L. JACKSON

/s/ Richard L. Jackson